

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Eric Siliang Tan
Chief Executive Officer
Qutoutiao Inc.
Building No. 2 , Shanghai Pudong Software Park
519 Yi De Road, Pudong New Area
Shanghai 200124
People's Republic of China

> **Re: Qutoutiao Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-38644**

Dear Eric Siliang Tan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yi Gao